September 18, 2015
VIA EDGAR

Kristi Marrone
Staff Accountant
Office of Real Estate and Commodities
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Pennsylvania Real Estate Investment Trust
Form 10-K for the year ended December 31, 2014
Filed February 23, 2015
File No. 001-06300

Dear Ms. Marrone:

Pennsylvania Real Estate Investment Trust (the “Company”) has considered carefully each of the comments in your letter dated September 8, 2015, and on behalf of the Company, I respectfully provide the Company’s responses to your comments below. For your convenience, the text of each comment is reproduced below before the applicable response.

Form 10-K for the Year Ended December 31, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Funds From Operations, page 56

Comment 1:

Please tell us how your definition of FFO is consistent with the NAREIT definition of FFO, specifically addressing your adjustments for extraordinary items (computed in accordance with GAAP) and significant non-recurring events that materially distort the comparative measurement of company performance over time.

Response:

In future filings, the Company will state only the main definition set forth in NAREIT’s White Paper on Funds From Operations (April 2002) (the “White Paper”). The clause regarding “extraordinary items (computed in accordance with GAAP) and significant non-recurring events that materially distort the comparative measurement of company performance over time” was derived from Section III.B of the White Paper, “Treatment of Non-recurring and Extraordinary Items,” but it is not part of the main definition, and will be omitted in the future.

The Company’s calculation of FFO has always been entirely consistent with the main definition in the White Paper and was not affected by the inclusion of that clause as we have not excluded any extraordinary items or significant non-recurring events. We note that we do exclude impairment write-downs of depreciable real estate, in accordance with NAREIT’s longstanding guidance that it is consistent with NAREIT’s definition to exclude impairment write downs of depreciable real estate. In 2011, NAREIT reiterated its guidance that excluding such impairments is consistent with the NAREIT definition. Thus, the Company’s definition of FFO and our determination of FFO in accordance with that definition are wholly consistent with the NAREIT definition.

Comment 2:

We note that your calculation of FFO includes an adjustment for preferred share dividends. Please revise your presentation in future filings to clearly label your FFO measure (e.g., FFO attributable to common shareholders). Also make similar revisions to your future earnings releases filed on Form 8-K, as appropriate.

Response:

In future filings, the Company will revise its presentation to clearly label the applicable FFO measure, including in future earnings releases furnished on Form 8-K, as follows:

FFO attributable to common shareholders and OP Unit holders

Reconciliation of GAAP Net Income (Loss) to Non-GAAP Measures, page 58

Comment 3:

We note your reconciliations on pages 59 - 60 where you have adjusted the GAAP financial information to allocate your share of revenue and expense from unconsolidated partnerships. Please tell us the consideration you gave to Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response:

The Company has given consideration to that Question as follows: Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures addresses the presentation of a “full non-GAAP income statement.” In the Company’s view, as noted in its June 3, 2011 response to the Commission’s May 16, 2011 comment letter, the tables on pages 59 and 60 of the Form 10-K constitute a selected or summary income statement, not a full non-GAAP income statement.

As also noted in that prior response, in connection with the preparation of its Form 10-K a few years ago, the Company obtained feedback from shareholders and investment research analysts as part of a process designed to develop a presentation format for this reconciliation table that displayed the information in a user-friendly, logical, accessible and succinct manner. The Company believes that its presentation constitutes informative, useful and easily understandable disclosure. The Company also believes that showing the relationship among these measures as well as the contribution from consolidated properties and unconsolidated partnerships in a single table is helpful to investors. For the foregoing reasons, in the Company’s view, the Company’s presentation constitutes valuable, clear and meaningful disclosure and is not inconsistent with Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Comment 4:

To the extent that this non-GAAP measure and reconciliation format is presented in future filings, please provide the following additional disclosures:

•	clearly label the “total” column as a non-GAAP measure

•	explain why the current presentation is useful to investors and any limitations to its use

•	explain the process used to derive the amounts reported in the “share of unconsolidated partnerships” column

•	include explicit disclosure that the company does not control the unconsolidated partnerships or have legal claim to the assets, liabilities, revenues or expenses of the unconsolidated partnerships

•	explain the economics of the unconsolidated partnerships to which the company is entitled under the partnership agreements.

Please provide us with your proposed revisions.

Response:

In future filings, the Company will revise the presentation and explanations of the non-GAAP measures and the reconciliation as follows:

•	The Company will clearly label the “total” column as a non-GAAP measure

•
We note that, in accordance with Item 10(e)(1)(i)(C) and (D) of Regulation S-K, the Company has previously included on pages 52-53 and 56-57 statements disclosing the reasons why management believes that presentation of the non-GAAP financial measures of Net Operating Income (“NOI”)(the determination of which involves use of the proportionate-consolidation method) and FFO provide useful information to investors and, to the extent material, the additional purposes for which the registrant's management uses these non-GAAP financial measures, as well as the limitations on the use of such measures. The Company will include in this disclosure an explanation as to why the presentation of the Company’s share of the revenue and expenses from unconsolidated partnerships is useful to investors, as follows:

“We believe that this presentation is helpful to management and investors because it provides comparable information about the operating results of our unconsolidated partnerships and is thus indicative of the return on property investment and of operating performance over time. Results based on our share of the results of unconsolidated partnerships do not represent cash generated from operating activities of our unconsolidated partnerships and should not be considered to be an alternative to cash flow from unconsolidated properties’ operating activities as a measure of our liquidity, because we do not have a direct legal claim to the revenues or expenses of the unconsolidated partnerships beyond our rights as an equity owner or tenant in common owner.”

•	The Company will explain the process used to derive the amounts reported in the “share of unconsolidated partnerships” column as follows:

“The amounts presented in the ‘Share of Unconsolidated Partnerships’ column are derived using the ‘proportionate-consolidation method’ (a non-GAAP measure), which includes our share of the results of our unconsolidated partnerships based on our ownership percentage in each such unconsolidated partnership.

Under the partnership agreements relating to our current unconsolidated partnerships with third parties, we own a 25% to 50% economic interest in such partnerships. As such, in general, we have an indirect economic interest in our proportionate share of the revenue and expenses of the unconsolidated partnership, and, if there were to be some type of distribution of the assets and liabilities of the partnership, our proportionate share of those items. There are generally no provisions in such partnership agreements relating to special non-proportionate allocations of income or loss, and there are no preferred or priority returns of capital or other similar provisions. Thus, we believe that the proportionate-consolidation method represents a valuable means of showing the share of the operating results of our unconsolidated partnership properties that would be allocated to us based on our economic interest under the partnership agreement.”

•
The Company will include explicit disclosure that the Company does not control the unconsolidated partnerships or have legal claim to the assets, liabilities, revenues or expenses of the unconsolidated partnerships, as follows:

“We hold a non-controlling interest in each of our unconsolidated partnerships, and account for such partnerships using the equity method of accounting. We do not control any of these equity method investees for the following reasons:

◦
Except for two properties that we co-manage with our partner, all of the other entities are managed on a day-to-day basis by one of our other partners as the managing general partner in each of the respective partnerships. In the case of the co-managed properties, all decisions in the ordinary course of business are made jointly.

◦	The managing general partner is responsible for establishing the operating and capital decisions of the partnership, including budgets, in the ordinary course of business.

◦	All major decisions of each partnership, such as the sale, refinancing, expansion or rehabilitation of the property, require the approval of all partners.

◦	Voting rights and sharing of profits and losses are generally in proportion to the ownership percentages of each partner.

We do not have a direct legal claim to the assets, liabilities, revenues or expenses of the unconsolidated partnerships beyond our rights as an equity owner, in the event of any liquidation of such entity, and our rights as a tenant in common owner of certain unconsolidated properties.

We record the earnings from the unconsolidated partnerships using the equity method of accounting under the statements of operations caption entitled ‘Equity in income of partnerships,’ rather than consolidating the results of the unconsolidated partnerships with our results. Changes in our investments in these entities are recorded in the balance sheet caption entitled ‘Investment in partnerships, at equity.’ In the case of deficit investment balances, such amounts are recorded in ‘Distributions in excess of partnership investments.

We hold legal title to properties owned by three of our unconsolidated partnerships through tenancy in common arrangements. For each of these properties, such legal title is held by us and another person or persons, and each has an undivided interest in title to the property. With respect to each of the three properties, under the applicable agreements between us and the other persons with ownership interests, we and such other persons have joint control because decisions regarding matters such as the sale, refinancing, expansion or rehabilitation of the property require the approval of both us and the other person (or at least one of the other persons) owning an interest in the property. Hence, we account for each of the properties like our other unconsolidated partnerships using the equity method of accounting. The balance sheet items arising from these properties appear under the caption entitled ‘Investments in partnerships, at equity.’

For further information regarding our unconsolidated partnerships, see note 3 to our consolidated financial statements.”

•
With respect to the Company’s explanation of the economics of the unconsolidated partnerships to which the Company is entitled under the partnership agreements, the Company has set forth its proposed revisions in response to the third bullet point under this Response to Comment 4.

***

In connection with the responses to your comments set forth above, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions about any of the Company’s responses to your comments or require further explanation, please do not hesitate to contact Robert McCadden, the Company’s Chief Financial Officer, at (215) 454-1295 or Jonathen Bell, the Company’s Chief Accounting Officer, at (215) 875-0426.

Sincerely,

/s/ Robert F. McCadden
Robert F. McCadden
Executive Vice President and Chief Financial Officer

cc:    Bruce Goldman, Esq. (PREIT)
Daniel Pliskin, Esq. (PREIT)
Robert Juelke, Esq. (Drinker Biddle & Reath LLP)
Andrew Michal (KPMG LLP)